UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

TRISALUS LIFE SCIENCES, INC.

(Name of Subject Company and Filing Persons (Issuer))

Warrants to Acquire Shares of Common Stock
(Title of Class of Securities)

89680M119
(CUSIP Number of Class of Securities)

Mary Szela

Chief Executive Officer

6272 W. 91st Ave.

Westminster, Colorado 80031

(303) 442-1222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Matt Browne

Carlos Ramirez

Reid Hooper

Cooley LLP

10265 Science Center Dr

San Diego, California 92121

(858) 550-6000

☐         Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐         third-party tender offer subject to Rule 14d-1.

☒         issuer tender offer subject to Rule 13e-4.

☐         going-private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2024 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”) relating to the offer (the “Offer”) by TriSalus Life Sciences, Inc., a Delaware corporation (the “Company,” “us” or “we”), to each holder of each class of Warrants (as defined in Item 2(b) of the Schedule TO), consisting of the Public Warrants, Private Placement Warrants and Working Capital Warrants (each as defined in Item 2(b) of the Schedule TO) (and, for the avoidance of doubt, does not relate to any warrants issued by the Company to OrbiMed Royalty & Credit Opportunities IV, LP (“OrbiMed”) in connection with that certain Credit Agreement between us and OrbiMed), to receive 0.3 shares of the Company’s common stock par value $0.0001 per share (“Common Stock”) in exchange for every outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 24, 2024 (the “Prospectus/Offer to Exchange”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B).

Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement (such amendment, the “Warrant Amendment”), dated as of December 17, 2020, by and between MedTech Acquisition Corporation and Continental Stock Transfer & Trust Company to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.27 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer, in accordance with the Warrant Amendment. Pursuant to the terms of the Warrant Agreement, certain amendments including the Warrant Amendment, require the vote or written consent of holders of at least a majority of the then outstanding (i) Public Warrants, (ii) Private Placement Warrants with respect to modifications or amendments that apply to the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants, including the Warrant Amendment, and (iii) Working Capital Warrants with respect to modifications or amendments that apply to the Working Capital Warrants or any provision of the Warrant Agreement with respect to the Working Capital Warrants, including the Warrant Amendment. As a result, in order to amend the Warrant Agreement with respect to the (i) Public Warrants, consent of a majority of the Public Warrants is required and (ii) the Private Placement Warrants or the Working Capital Warrants, consent of a majority of the Public Warrants and Private Placement Warrants or Working Capital Warrants is required, depending on the class amended.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, dated June 25, 2024, which forms part of the Registration Statement on Form S-4 (Registration No. 333-279691) (“Registration Statement”), declared effective by the SEC on June 25, 2024 and (b) a press release issued by the Company on June 26, 2024, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information in the Schedule TO, the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

The Offer and Consent Solicitation expired at one minute after 11:59 p.m., Eastern Standard Time, on June 25, 2024. The Company has been advised that the Warrants tendered were comprised of 6,533,614 Public Warrants (including 9,185 Public Warrants tendered through guaranteed delivery), 504,685 Private Placement Warrants, and 0 Working Capital Warrants, which represents approximately 78.89%, 10.23% and 0.00% of the outstanding Warrants of each respective class, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before July 1, 2024. In addition, pursuant to the Consent Solicitation, the Company received the requisite approval to satisfy the Public Warrant Consent Threshold. The Company did not receive the approvals necessary to satisfy the Private Placement Warrant Consent Threshold or the Working Capital Warrant Consent Threshold. As a result, the Warrant Amendment was approved with respect to the Public Warrants but not the Private Placement Warrants or Working Capital Warrants. Accordingly, on June 26, 2024, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment with respect to the Public Warrants. The Warrant Amendment has no effect on either the Private Placement Warrants or Working Capital Warrants outstanding upon the closing of the Offer.

On June 26, 2024, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and also the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

(a)  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(B) Press Release, dated June 26, 2024.

(d)(xliii) Amendment No. 1 to Warrant Agreement, dated June 26, 2024, by and between the Company and Continental Stock Transfer & Trust Company.

		Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Exhibits	Filing Date
(a)(l)(A)	Prospectus/Offer to Exchange (filed pursuant to Rule 424(b)(3)).	Form S-4	333-279691	—	May 24, 2024
(a)(1)(B)	Form of Letter of Transmittal.	Form S-4	333-279691	99.1	May 24, 2024
(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Form S-4	333-279691	99.2	May 24, 2024
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-279691	99.3	May 24, 2024
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-279691	99.4	May 24, 2024
(a)(2)	Not applicable.	—	—	—	—
(a)(3)	Not applicable.	—	—	—	—
(a)(4)	Prospectus/Offer to Exchange (filed pursuant to Rule 424(b)(3)).	Form S-4	333-279691	—	May 24, 2024
(a)(5)(A)	Press Release, dated May 24, 2024.	Form 8-K	001-39813	99.1	May 24, 2024
(a)(5)(B)	Press Release, dated June 26, 2024.	Form 8-K	001-39813	99.1	June 26, 2024
(b)	Not applicable.	—	—	—	—
(d)(i)	Agreement and Plan of Merger, dated as of November 11, 2022, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	2.1	November 14, 2022
(d)(ii)	First Amendment to Agreement and Plan of Merger, dated as of April 4, 2023, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	April 5, 2023
(d)(iii)	Second Amendment to Agreement and Plan of Merger, dated as of May 13, 2023, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	May 13, 2023

(d)(iv)	Third Amendment to Agreement and Plan of Merger, dated as of July 5, 2023, by and among MedTech Acquisition Corporation, MTAC Merger Sub, Inc., and TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	July 6, 2023
(d)(v)	Second Amended and Restated Certificate of Incorporation of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	3.1	August 16, 2023
(d)(vi)	Amended and Restated Bylaws of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	3.2	August 16, 2023
(d)(vii)	Form of Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	3.3	August 16, 2023
(d)(viii)	Specimen Common Stock Certificate.	Form 8-K	001-39813	4.1	August 16, 2023
(d)(ix)	Specimen Warrant Certificate.	Form 8-K	001-39813	4.2	August 16, 2023
(d)(x)	Warrant Agreement, dated December 17, 2020, by and between MTAC and Continental Stock Transfer & Trust Company.	Form 8-K	001-39813	4.1	December 23, 2020
(d)(xi)	Form of Amended and Restated Registration Rights Agreement, by and among TriSalus Life Sciences, Inc., MedTech Acquisition Sponsor LLC, and certain former stockholders of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	November 14, 2022
(d)(xii)	Amended and Restated Registration Rights Agreement, dated August 9, 2023, by and among TriSalus Life Sciences, Inc., members of MedTech Acquisition Sponsor LLC, and certain former stockholders of TriSalus Life Sciences, Inc.	Form 8-K	001-39813	10.1	August 16, 2023
(d)(xiii)	TriSalus Life Sciences, Inc. 2023 Equity Incentive Plan	Form 8-K	001-39813	10.21	August 16, 2023
(d)(xiv)	TriSalus Life Sciences, Inc. 2023 Employee Stock Purchase Plan	Form 8-K	001-39813	10.24	August 16, 2023
(d)(xv)	Letter Agreement, dated December 17, 2020, by and among MedTech Acquisition Corporation, its officers and directors and MedTech Acquisition Sponsor LLC.	Form 8-K	001-39813	10.1	December 23, 2020
(d)(xvi)	Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan.	Form 8-K	001-39813	10.15	August 16, 2023
(d)(xvii)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (Pre-2020).	Form 8-K	001-39813	10.16	August 16, 2023
(d)(xviii)	Form of Early Exercise Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (for grants prior to 2020).	Form 8-K	001-39813	10.17	August 16, 2023

(d)(xix)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (for grants after 2020).	Form 8-K	001-39813	10.18	August 16, 2023
(d)(xx)	Form of Early Exercise Stock Option Grant Notice and Form of Stock Option Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan (for grants after 2020).	Form 8-K	001-39813	10.19	August 16, 2023
(d)(xxi)	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Agreement under Surefire Medical, Inc. 2009 Amended and Restated Equity Incentive Plan.	Form 8-K	001-39813	10.20	August 16, 2023
(d)(xxii)	Form of Stock Option Grant Notice and Form of Stock Option Agreement under 2023 Equity Incentive Plan.	Form 8-K	001-39813	10.22	August 16, 2023
(d)(xxiii)	Form of Restricted Stock Unit Grant Notice and Form of Restricted Stock Unit Agreement under 2023 Equity Incentive Plan.	Form 8-K	001-39813	10.23	August 16, 2023
(d)(xxiv)	Form of Indemnification Agreement by and between the Company and its directors and executive officers.	Form 8-K	001-39813	10.25	August 16, 2023
(d)(xxv)	Non-Employee Director Compensation Policy.	Form 8-K	001-39813	10.26	August 16, 2023
(d)(xxvi)	Standby Equity Purchase Agreement, by and between TriSalus Life Sciences, Inc. and YA II PN, LTD.	Form 8-K	001-39813	99.1	October 3, 2023
(d)(xxvii)	Asset Purchase Agreement, dated as of July 31, 2020, by and between Dynavax Technologies Corporation and Surefire Medical Inc. d/b/a TriSalus Life Sciences.	Form S-4/A	333-269138	10.13	April 21, 2023
(d)(xxviii)	Amended and Restated Employment Agreement, dated November 11, 2022, by and between TriSalus Life Sciences, Inc. and Mary Szela.	Form S-4/A	333-269138	10.14	April 21, 2023
(d)(xxvix)	Amended and Restated Employment Agreement, dated November 12, 2022, by and between TriSalus Life Sciences, Inc. and Steven C. Katz, MD.	Form S-4/A	333-269138	10.15	April 21, 2023
(d)(xxx)	Executive Employment Agreement, dated July 9, 2022, by and between TriSalus Life Sciences, Inc. and Sean Murphy.	Form S-4/A	333-269138	10.16	April 21, 2023
(d)(xxxi)	Amended and Restated Executive Employment Agreement, dated October 11, 2022, by and between TriSalus Life Sciences, Inc. and Richard Marshak.	Form S-4/A	333-269138	10.17	April 21, 2023
(d)(xxxii)	Executive Employment Agreement, dated November 11, 2022, by and between TriSalus Life Sciences, Inc. and Jennifer L. Stevens.	Form S-4/A	333-269138	10.18	April 21, 2023

(d)(xxxiii)	Executive Employment Agreement, dated November 4, 2022, by and between TriSalus Life Sciences, Inc. and Bryan F. Cox, Ph.D.	Form S-4/A	333-269138	10.19	April 21, 2023
(d)(xxxiv)	Executive Employment Agreement, Dated August 28, 2023, by and between TriSalus Life Sciences, Inc. and Jodi Devlin	Form S-1/A	333-269138	10.14	October 19, 2023
(d)(xxxv)	Strategic Collaboration Agreement, dated March 2, 2021, by and between Surefire Medical Inc. d/b/a TriSalus Life Sciences and The University of Texas M.D. Anderson Cancer Center.	Form S-4/A	333-269138	10.20	April 21, 2023
(d)(xxxvi)	Distribution and Collaboration Agreement, dated May 7, 2019, between Hangzhou Ruizhen Therapeutics Co., Ltd. and Surefire Medical, Inc. d/b/a TriSalus Life Sciences.	Form S-4/A	333-269138	10.24	June 8, 2023
(d)(xxxvii)	Office/Warehouse Lease, dated February 4, 2014 between Colorado Industrial Portfolio LLC and Surefire Medical, Inc., as amended.	Form S-4/A	333-269138	10.25	July 6, 2023
(d)(xxxviii)	Registration Rights Agreement, dated April 30, 2024, by and between TriSalus Life Sciences, Inc., and OrbiMed Royalty & Credit Opportunities IV, LP.	Form 10-Q	001-39813	4.4	May 15, 2024
(d)(xxxix)	Warrant Certificate, dated April 30, 2024, by and between TriSalus Life Sciences, Inc., and OrbiMed Royalty & Credit Opportunities IV, LP.	Form 10-Q	001-39813	4.5	May 15, 2024
(d)(xl)	Credit Agreement, dated April 30, 2024, by and between TriSalus Operating Life Sciences, Inc., TriSalus Life Sciences, Inc., and OrbiMed Royalty & Credit Opportunities IV, LP.	Form 10-Q	001-39813	10.1	May 15, 2024
(d)(xli)	Form of Dealer Manager and Solicitation Agent Agreement.	Form S-4	333-279691	10.28	May 24, 2024
(d)(xlii)	Form of Tender and Support Agreement, by and between the Company and Supporting Stockholders.	Form S-4	333-279691	10.29	May 24, 2024
(d)(xliii)	Amendment No. 1 to Warrant Agreement, dated June 26, 2024, by and between the Company and Continental Stock Transfer & Trust Company.	Form 8-K	001-39813	10.1	June 26, 2024
(g)	Not applicable.	—	—	—	—
(h)	Tax Opinion of Cooley LLP.	Form S-4	333-279691	8.1	May 24, 2024

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Sean Murphy
Sean Murphy
Chief Financial Officer

Dated: June 27, 2024